Wienerberger



We can't change the market... but we can react quickly.

Report on the First Six Months of 2008

Earnings Data		1-6/2007	1-6/2008	Chg. in %	Year-end 2007
Revenues	in € mill.	1,227.3	1,263.6	+3	2,477.3
EBITDA	in € mill.	256.6	235.6	-8	551.2
EBIT	in € mill.	166.6	136.0	-18	353.1
Profit before tax	in € mill.	171.6	118.0	-31	358.4
Profit after tax [1]	in € mill.	140.1	98.6	-30	295.8
Earnings per share	in €	1.70	0.97	-43	3.46
Adjusted earnings per share [2]	in €	1.57	1.04	-34	3.46
Free cash flow [3]	in € mill.	76.0	30.2	-60	293.8
Maintenance capex	in € mill.	55.2	49.9	-10	120.2
Growth investments	in € mill.	95.3	203.9	>100	525.4

Balance Sheet Data		31.12.2007	30.6.2008	Chg. in %
Equity [4]	in € mill.	2,672.7	2,618.4	-2
Net debt	in € mill.	566.8	871.0	+54
Capital employed	in € mill.	3,060.2	3,301.0	+8
Balance sheet total	in € mill.	4,329.9	4,553.0	+5
Gearing	in %	21.2	33.3	-
Employees [5]		14,785	15,583	+5

Stock Exchange Data		1-12/2007	1-6/2008	Chg. in %
Share price high	in € mill.	58.06	39.02	-33
Share price low	in € mill.	32.84	26.45	-19
Share price at end of period	in € mill.	37.93	26.67	-30
Shares outstanding (weighted) [6]	in 1,000	75,491	82,957	-
Market capitalization at end of period	in € mill.	3,184.1	2,238.9	-30

Segments 1-6/2008 *in € mill. and %*	Central-East Europe		Central-West Europe		North-West Europe		North America		Investments and Other [7]	
Revenues	454.7	*(+6)*	217.4	*(-2)*	494.1	*(+12)*	120.0	*(-28)*	-22.6	*(+20)*
EBITDA	135.4	*(+7)*	17.9	*(-51)*	89.7	*(0)*	7.5	*(-60)*	-14.9	*(+1)*
EBIT	101.3	*(+5)*	-1.1	*(<-100)*	54.7	*(-10)*	-2.0	*(<-100)*	-16.9	*(+8)*
Total investments	81.7	*(+79)*	18.2	*(+26)*	101.5	*(>100)*	23.0	*(-43)*	29.4	*(>100)*
Capital employed	862.9	*(+30)*	525.7	*(+7)*	1,390.1	*(+26)*	509.9	*(+8)*	12.4	*(+5)*
Employees [5]	5,845	*(+10)*	2,399	*(-1)*	4,917	*(+24)*	2,209	*(-9)*	213	*(+25)*

1) Before minority interest and accrued hybrid coupon
2) Before amortization of goodwill and adjusted for non-recurring income and expenses; after hybrid coupon
3) Cash flow from operating activities minus cash flow from investing activities plus growth investments
4) Equity including minority interest and hybrid bond
5) Average number of employees for the period
6) Adjusted for treasury stock
7) Including Group eliminations and holding costs; negative revenues are due to the offset of inter-company sales in this segment

Note: In the table of segment data, changes in % to the comparable prior year period are shown in brackets

Chief Executive's Review

Dear Shareholders,

Construction activity in Eastern Europe continued to grow during the first six months of 2008, but the relevant macroeconomic conditions on a number of key Wienerberger markets deteriorated substantially. Housing starts in the USA fell much more strongly than forecasted at the end of 2007. The spread of the financial crisis to Great Britain led to the collapse of new residential construction in this country, and Germany registered a further decline in building permits from the historical low in 2007. In spite of this difficult market environment, Wienerberger was able to record an increase of 3% in revenues to € 1,263.6 million. However, the costs of idle capacity triggered a decline in earnings for the first half of 2008: Group EBITDA fell 8% to € 235.6 million and EBIT 18% to € 136.0 million.



Wolfgang Reithofer, Chief Executive Officer of Wienerberger AG

Maximization of cash flow as top priority

Wienerberger generates high cash flows and is a highly cost-efficient company with a broad geographic portfolio – and as a result of these strenghts we are well-equipped to also maintain our position in difficult times. Our top priority is to maximize cash flow and safeguard the funding for further growth. We cannot disengage from the development of the markets, but we can adjust our production, and thereby our fixed cost base, as best as possible to meet current conditions through active capacity management. In addition to the restructuring programs for Germany and Great Britain, we will therefore advance the implementation of optimization measures that were originally scheduled for the European plant network over the mid-term. Smaller and older factories will be closed and the production will be shifted to larger, more cost-efficient plants. These actions will involve the mothballing or shutdown of roughly 25 facilities. The related restructuring costs are expected to total approx. € 25 million in 2008 and will also include a further € 25 million of write-downs. We expect these measures alone will reduce costs by nearly € 30 million beginning in 2009.

Up to 15% decline in EBITDA expected for the full year due to weaker economic environment

The current climate of higher inflation, rising interest rates and credit shortages will most likely trigger a continuing decline in consumer confidence and further weakness on European markets. Inflation, especially in the form of higher energy prices, has also led to a steady rise in our production costs, which we cannot fully offset through price increases. Based on current information, we are forecasting price-related increases of approx. € 45 million in the cost of energy for the full year. I therefore expect a decline of up to 15% in operating EBITDA for 2008. Earnings in Central-East Europe should match the prior year level. Despite the sound results generated in Belgium, France and the Netherlands, the market slump in Great Britain is forecasted to cause a slight earnings decline in North-West Europe. In Central-West Europe and North America, the cost of idle capacity will have a negative influence on EBITDA. However, these results would still represent one of the best operating earnings in the history of Wienerberger.

Payment of attractive dividend planned

We intend to use our free cash flow to pay an attractive dividend per share, which will match or be slightly lower than 2007. The remaining cash flows will be invested selectively to continue our expansion strategy, above all in the growth regions of Eastern Europe and the emerging markets, in order to safeguard the sustainable development of Wienerberger over the long-term. We will adjust the pace of investment activity to reflect the economic environment: I expect growth projects of nearly € 450 million for this year and roughly € 200 million in 2009. Maintenance expenditures should total approximately € 100 million per year. Wienerberger is well-equipped to meet the challenges of a difficult market and has secured the necessary funds to finance the planned dividend as well as scheduled growth projects.

Yours Wolfgang Reithofer

Financial Review

Earnings

Revenues and EBITDA
as a % of 100


Q4 26% 25% Q4
Q3 29% 33% Q3
Q2 28% 30% Q2
Q1 17% 12% Q1
Q4 24% 23% Q4
Q3 27% 31% Q3
Q2 29% 31% Q2
Q1 20% 15% Q1
100
90
80
70
60
50
40
30
20
10
0
2006
2007
Revenues
EBITDA

H1 Revenues
in € mill.


1,011.9
1,227.3
1,263.6
1,200
1,000
800
600
400
200
0
2006
2007
2008

H1 EBITDA
in € mill.


196.9
256.6
235.6
250
200
150
100
50
0
2006
2007
2008

The Wienerberger Group recorded revenues of € 1,263.6 million for the first six months of 2008, which represents a year-on-year increase of 3%. A strong first quarter with revenue growth of 13% was followed by a second quarter decline of 4% below the record prior year level.

Disappointing developments on three of the Group's most important markets – the USA, Great Britain and Germany – were reflected in a decrease of 8% in EBITDA to € 235.6 million and 18% in EBIT to € 136.0 million for the first half of 2008. Alone in these three markets, weaker demand and additional costs from the lower capacity utilization were responsible for a € 36 million reduction in EBITDA (excluding acquisitions). In the USA the number of housing starts plunged more sharply than forecasted at the end of 2007, and in Germany the number of building permits fell below the historical 2007 low. These market developments triggered a drop of 28% in revenues to € 120 million and 60% in EBITDA to € 7.5 million in the North America segment, while Central-West Europe reported a 2% decline in revenues to € 217.4 million and 51% in EBITDA to € 17.9 million. The spread of the financial crisis to Great Britain led to the collapse of new construction in this country during mid-April. North-West Europe reported an increase of 12% in revenues to € 494.1 million, chiefly as the result of consolidation effects from Baggeridge and Sandtoft as well as slightly higher sales volumes in France and the Netherlands. However, EBITDA remained near the prior year level at € 89.7 million due to a weaker earnings contribution from Great Britain. Central-East Europe recorded sound growth for the first six months, although at a normalized level, with a plus of 6% in revenues to € 454.7 million and 7% in EBITDA to € 135.4 million.

As a consequence of the decline in operating earnings, profit before tax fell 31% to € 118.0 million. Earnings for the first half of 2008 were also negatively influenced by restructuring costs of €5.8 million, whereby €2.2 million represent cash expenses and € 3.6 million are write-downs.

Financial results equaled € -12.2 million for the first six months of 2008 compared with € 5.1 million in the previous year, which include a book gain of € 10.1 million on the sale of securities. Income from investments in associates fell to € 10.0 million (2007: € 14.0 mill.) mainly because of an earnings decline at Pipelife that was caused by restructuring measures.

The tax rate decreased from 18.4% in the first half of 2007 to 16.4% due to the higher share of earnings recorded in Central-East Europe and the deductibility of the hybrid coupon for tax purposes. Profit after tax equaled € 98.6 million, or 30% less than in the previous year, and resulted in adjusted earnings per share (before non-recurring items) of € 1.04 compared with € 1.57 in 2007. This figure reflects the decline in operating earnings as well as the dilution from the capital increase in October 2007 (the weighted average number of shares totaled 83.0 million in the first half of 2008, compared with 73.2 million in the previous year). The calculation of earnings per share also includes the deduction of accrued coupon on the hybrid bond.

Cash Flow

Wienerberger generated gross cash flow of € 204.3 million and free cash flow of € 30.2 million during the first six months of 2008, whereby both figures are lower than the comparable prior year values because of the decline in earnings. Cash flow from operating activities fell from € 117.7 million in the first half of 2007 to € 82.0 million, also as a result of higher inventories in Europe.

Lower operating earnings cut free cash flow to € 30.2 million

Cash outflows of € 253.8 million for investments and acquisitions comprise € 49.9 million of maintenance, replacement and rationalization investments (maintenance capex) and € 203.9 million of new plant construction, capacity extensions and acquisitions (growth investments). Coupon of € 32.5 million was paid on the hybrid bond in February and a dividend of € 120.1 million was distributed to shareholders in May.

Growth investments total approx. € 200 million

Asset and Financial Position

Group equity declined 2% to € 2,618.4 million following the payment of the dividend and hybrid coupon as well as lower net profit and the purchase of treasury stock. These same effects led to an increase in gearing, which rose from 21.2% as of December 31, 2007 to 33.3% (in accordance with IFRS, the hybrid bond is classified in full as equity).

Gearing of 33.3%

The Second Quarter of 2008

Group revenues for the second quarter decreased 4% year-on-year to € 689.6 million and EBITDA fell 17% to € 143.3 million. In Central-East Europe revenues and earnings were slightly below the outstanding second quarter of 2007. Romania, Bulgaria and Russia recorded double digit growth in revenues and EBITDA. Semmelrock and Bramac continued to profit from the sound construction activity in Central-East Europe and registered a further improvement in revenues. In contrast, sales volumes were lower in Hungary, the Czech Republic and Slovakia. Earnings in Central-West Europe declined as a result of the downturn on the German residential construction market and increasing pressure on brick prices in Italy. The market breakdown in Great Britain was responsible for lower earnings in North-West Europe. In North America revenues and EBITDA remained significantly below the prior year because of the decrease in sales volumes in the USA.

Market weakness in USA pressures revenues and earnings

Revenues *in € mill.*	4-6/2007	4-6/2008	Chg. in %
Central-East Europe	271.1	250.3	-8
Central-West Europe	134.0	126.1	-6
North-West Europe	241.4	259.2	+7
North America	92.4	67.3	-27
Investments and Other[1]	-18.9	-13.3	+30
Wienerberger Group	**720.0**	**689.6**	**-4**

EBITDA *in € mill.*	4-6/2007	4-6/2008	Chg. in %
Central-East Europe	87.3	74.7	-14
Central-West Europe	29.8	19.1	-36
North-West Europe	52.1	50.6	-3
North America	12.1	6.8	-44
Investments and Other[1]	-8.5	-7.9	+7
Wienerberger Group	**172.8**	**143.3**	**-17**

1) Including Group eliminations and holding company costs; negative revenues due to the offset of inter-company sales in this segment.

Segments

H1 Revenues by Segment


5
4
1
3
2

1 Central-East Europe: 36%
2 Central-West Europe: 17%
3 North-West Europe: 39%
4 North America: 10%
5 Investments and Other: -2%

Central-East Europe

After a strong performance during the first three months of 2008, revenues and EBITDA failed to match the record prior year results for the second quarter. Revenues for the first half-year rose by 6% to € 454.7 million and EBITDA increased 7% to € 135.4 million. An earnings-driven price strategy allowed the segment to hold margins at the prior year level in spite of lower sales volumes on a number of markets. Central-East Europe generated 36% of Group revenues and 57% of EBITDA.

Poland returned to a normalized growth level and recorded an improvement in revenues and earnings, following an overheated climate on the brick market in 2007. Significantly higher sales volumes were recorded in Russia as well as in Bulgaria and Romania, where new plant capacity came on line during autumn of the past year. Residential construction in Hungary weakened substantially in the second quarter after a good start at the beginning of 2008, with this shift leading to a decline in the demand for bricks. Sales volumes in the Czech Republic and Slovakia were also lower, also as a result of imports from Germany. In Southeastern Europe (Croatia, Slovenia, Bosnia and Serbia) all markets reported an increase in sales volumes. Bramac and Semmelrock also recorded higher revenues during the first half-year.

H1 EBITDA by Segment


5
4
1
3
2

1 Central-East Europe: 57%
2 Central-West Europe: 8%
3 North-West Europe: 38%
4 North America: 3%
5 Investments and Other: -6%

For the full year, we assume earnings will reflect the prior year level. The development of business should remain positive in Poland, Romania, Bulgaria and Russia, and thereby offset lower sales volumes in Hungary, the Czech Republic and Slovakia. Our growth projects in Russia and Poland continued as planned during the first two quarters of 2008. Two new plants in Russia as well as a new location and a plant extension (doubling of capacity) in Poland will start operations by the end of this year. However, we expect a slight decline in margins in Central-East Europe due to the inflationary impact on production costs, especially in the form of higher energy prices. Plans call for the shutdown of two older factories in Hungary as well as older facilities in the Czech Republic that were reactivated during 2007 to meet the strong demand.

Central-East Europe		1-6/2007	1-6/2008	Chg. in %
Revenues	*in € mill.*	427.6	454.7	+6
EBITDA	*in € mill.*	126.8	135.4	+7
EBIT	*in € mill.*	96.2	101.3	+5
Total investments	*in € mill.*	45.6	81.7	+79
Capital employed	*in € mill.*	661.9	862.9	+30
Employees		5,302	5,845	+10
Sales volumes hollow bricks	*in mill. NF*	2,219	2,094	-6
Sales volumes pavers	*in mill. m²*	4.47	4.46	0
Sales volumes concrete roof tiles [1]	*in mill. m²*	9.22	9.43	+2

1) Sales volumes are not proportional, but reflect 100%

Central-West Europe

Weakness in German residential construction leads to sizeable earnings decline for Central-West Europe

Revenues in Central-West Europe declined by only a slight 2% to € 217.4 million, but EBITDA was cut in half from the prior year level to € 17.9 million. This situation resulted from the disappointing development of single and two-family housing construction in Germany and growing pressure on brick prices in a weakening Italian market. Central-West Europe recorded 17% of Group revenues and 8% of EBITDA.

Building permits in Germany decline further from historical low in 2007

A modest recovery on the new residential construction market in Germany did not materialize as expected during the first half of 2008, and building permits declined further from the historical low recorded in 2007. The renovation market, which is a key driver for sales of clay roof tiles (65% of clay roof tiles are sold in this segment), also failed to provide positive impulses. The result was a drop in sales volumes of hollow bricks and clay roof tiles during the first half-year, which was worsened by lower export volumes. The increase in sales volumes of facing bricks was linked primarily to consolidation effects from Bockhorner, which was acquired in 2007. Production standstills resulting from higher inventories as well as the lower capacity utilization led to an earnings decline in Germany. The current goals are to adjust capacity as quickly as possible to reflect the lower demand, to optimize the plant network and to further improve cost efficiency. The approved measures will include the shutdown of up to seven plants in Germany.

Increasing pressure on brick prices in Italy

In Italy and Switzerland, new residential construction weakened slightly as expected from the high level recorded in previous years. While revenues and earnings decreased by only a slight amount in Switzerland, the growing pressure on brick prices had a noticeable negative effect on margins in Italy.

Earnings decline expected for full year

For 2008, we expect a year-on-year decline in earnings generated by this segment as a result of weaker markets in this region. Additional negative effects will come from the costs of idle capacity in Germany and lower earnings in Italy.

Central-West Europe		1-6/2007	1-6/2008	Chg. in %
Revenues	*in € mill.*	221.3	217.4	-2
EBITDA	*in € mill.*	36.5	17.9	-51
EBIT	*in € mill.*	16.8	-1.1	<-100
Total investments	*in € mill.*	14.5	18.2	+26
Capital employed	*in € mill.*	492.5	525.7	+7
Employees		2,422	2,399	-1
Sales volumes hollow bricks	*in mill. NF*	823	816	-1
Sales volumes facing bricks	*in mill. WF*	61	69	+13
Sales volumes clay roof tiles [1]	*in mill. m²*	4.15	4.06	-2

1) Sales volumes of clay roof tiles include accessories; the prior year figures were adjusted accordingly

North-West Europe

Revenue growth in North-West Europe based on consolidation effects from Sandtoft and Baggeridge

The North-West Europe segment reported an improvement of 12% in revenues to € 494.1 million for the first six months, while EBITDA remained near the prior year level at € 89.7 million. The collapse of new residential construction in Great Britain was offset by higher revenues and sales volumes of facing bricks and clay roof tiles from the consolidation of Baggeridge and Sandtoft as well as sound results from Belgium and France. North-West Europe was responsible for 39% of Group revenues and 38% of EBITDA.

Higher margins in Belgium, stable earnings in France

Residential construction in Belgium remained stable at a high level during the first six months of 2008. The optimization of the plant network during 2007 and an increase in the domestic share of sales volumes supported an improvement in margins. In France new residential construction weakened as expected, while the renovation market continued to show positive development. An increase in the market share of hollow bricks versus concrete as well as stable sales volumes of clay roof tiles allowed revenues and earnings to match the prior year results. Margins in the Netherlands declined slightly as a result of higher merchandise sales. In Great Britain, a good first quarter was followed by the collapse of new residential construction during mid-April in the wake of the growing financial crisis. Wienerberger closed two plants, and further temporary shutdowns and capacity adjustments are planned to reflect these developments. Additional costs resulting from the lower utilization of capacity had a negative effect on earnings, but the integration of the companies acquired in 2007 contributed to the increase in revenues.

Optimization and restructuring in the European plant network

The current climate of higher inflation, rising interest rates and credit shortages will most likely trigger a continuing decline in consumer confidence and further weakness on European markets during the second half-year. In order to meet these market conditions as best as possible, additional optimization measures will be implemented throughout the region over and above the capacity adjustments planned for Great Britain. Roughly 10 plants will be removed from the Group's network. These measures involve older, smaller facilities that were scheduled to be closed for profitability reasons, but will now be shut down at an earlier date because of market developments. North-West Europe is expected to record an increase in revenues for 2008 as a result of consolidation effects in Great Britain (Sandtoft, Baggeridge) and the Netherlands (Korevaar) as well as lower margins due to a decline in the utilization of capacity.

North-West Europe		1-6/2007	1-6/2008	Chg. in %
Revenues	*in € mill.*	440.8	494.1	+12
EBITDA	*in € mill.*	89.5	89.7	0
EBIT	*in € mill.*	60.9	54.7	-10
Total investments	*in € mill.*	48.1	101.5	>100
Capital employed	*in € mill.*	1,099.1	1,390.1	+26
Employees		3,972	4,917	+24
Sales volumes hollow bricks	*in mill. NF*	621	613	-1
Sales volumes facing bricks	*in mill. WF*	823	874	+6
Sales volumes clay roof tiles[1]	*in mill. m²*	6.51	7.35	+13

1) Sales volumes of clay roof tiles include accessories; the prior year figures were adjusted accordingly

North America

Further sharp drop in US housing starts

The contraction on the US residential construction market during the first six months of 2008 was even stronger than expected at the beginning of the year. In spite of a contribution from the initial consolidation of Arriscraft, revenues fell 28% to € 120.0 million and EBITDA 60% to € 7.5 million. This development was intensified by the weak US dollar, which had a negative consolidation effect of € 16.0 million on revenues and € 0.4 million on EBITDA. As a reaction to the continuing strong downturn in demand, Wienerberger followed the extensive capacity adjustments made over the past two years with the shutdown of two further plants. High costs of idle capacity related to the lower utilization of production facilities had a significant negative impact on earnings for the first six months. Prices remained stable throughout the reporting period despite the difficult market environment. The Canadian manufactured stone producer Arriscraft (acquired in July 2007) generates roughly one-half of its revenues from non-residential construction and again reported sound development for the first half-year. North America contributed only 10% of Group revenues and 3% of EBITDA due to the sharp decline in revenues and earnings.

Margins in North America expected to match 2007 levels

The NAHB (National Association of Home Builders) raised its forecast for 2008 housing starts slightly to 1.07 million in June, which would represent a decrease of 21%. However, the construction of single family houses is even expected to fall by 40%. North America should be able to hold margins near the 2007 level, but a further year-on-year decline in revenues and earnings is expected for the full year.

North America		1-6/2007	1-6/2008	Chg. in %
Revenues	*in € mill.*	165.9	120.0	-28
EBITDA	*in € mill.*	18.8	7.5	-60
EBIT	*in € mill.*	11.1	-2.0	<-100
Total investments	*in € mill.*	40.0	23.0	-43
Capital employed	*in € mill.*	470.5	509.9	+8
Employees		2,430	2,209	-9
Sales volumes facing bricks	*in mill. WF*	486	293	-40

Investments and Other

Pipelife is consolidated at-equity in this segment

The Investments and Other segment is comprised primarily of the holding company and related costs, the brick activities in India as well as the non-core businesses of the Wienerberger Group (above all real estate). Revenues rose by 15% to € 6.8 million, while EBITDA remained roughly at the prior year level. The 50% investment in Pipelife is consolidated at equity and is therefore not included in the operating results of this segment.

Investments and Other [1]		1-6/2007	1-6/2008	Chg. in %
Revenues	*in € mill.*	5.9	6.8	+15
EBITDA	*in € mill.*	-15.0	-14.9	+1
EBIT	*in € mill.*	-18.4	-16.9	+8
Capital employed	*in € mill.*	11.8	12.4	+5
Employees		170	213	+25

1) Revenues excluding Group eliminations, earnings including holding company costs

Interim Financial Statements (IFRS) Wienerberger Group

Income Statement

in TEUR	4-6/2008	4-6/2007	1-6/2008	1-6/2007
Revenues	689,658	719,993	1,263,642	1,227,320
Cost of good sold	-433,237	-432,498	-808,163	-760,128
Gross profit	**256,421**	**287,495**	**455,479**	**467,192**
Selling expenses	-128,271	-120,409	-238,635	-223,256
Administrative expenses	-37,210	-37,406	-77,803	-70,972
Other operating expenses	-7,610	-9,326	-18,396	-19,547
Other operating income	10,050	7,079	15,335	13,133
Amortization of goodwill	0	0	0	0
Operating profit before non-recurring items	**93,380**	**127,433**	**135,980**	**166,550**
Non-recurring write-downs and provisions related to restructuring	-5,802	0	-5,802	0
Profit after non-recurring items	**87,578**	**127,433**	**130,178**	**166,550**
Income from investments in associates	7,135	10,514	9,956	13,996
Interest and similar income	11,874	11,547	24,602	23,473
Interest and similar expenses	-22,301	-22,628	-44,573	-45,812
Other financial results	-1,955	2,618	-2,180	13,439
Financial results	**-5,247**	**2,051**	**-12,195**	**5,096**
Profit before tax	**82,331**	**129,484**	**117,983**	**171,646**
Income taxes	-13,873	-22,680	-19,346	-31,534
Profit after tax	**68,458**	**106,804**	**98,637**	**140,112**
Thereof attributable to minority interest	1,531	2,228	1,860	2,594
Thereof share planned for hybrid bond holders	8,080	8,125	16,161	12,729
Thereof attributable to equity holders	**58,847**	**96,451**	**80,616**	**124,789**
Adjusted earnings per share before non-recurring items (in EUR)	**0.78**	**1.32**	**1.04**	**1.57**
Earnings per share (in EUR)	**0.71**	**1.31**	**0.97**	**1.70**
Diluted earnings per share (in EUR)	**0.71**	**1.32**	**0.97**	**1.70**

Segment Reporting

1-6/2008 *in TEUR*	Central-East Europe	Central-West Europe	North-West Europe	North America	Investments and Other [1]	Group Eliminations	Wienerberger Group
Third party revenues	451,810	204,021	486,919	120,007	309		**1,263,066**
Inter-company revenues	2,884	13,348	7,147	0	6,533	-29,338	**574**
Total revenues	454,695	217,369	494,067	120,007	6,842	-29,338	**1,263,642**
EBITDA	135,386	17,934	89,739	7,506	-14,974		**235,591**
EBIT	101,283	-1,074	54,674	-2,029	-16,874		**135,980**
Total investments	81,651	18,225	101,534	22,985	29,441		**253,836**
Capital employed	862,933	525,729	1,390,082	509,945	12,342		**3,301,031**
Employees	5,845	2,399	4,917	2,209	213		**15,583**
1-6/2007							
Third party revenues	421,538	205,998	432,893	165,921	199		**1,226,549**
Inter-company revenues	6,040	15,312	7,880	0	5,740	-34,200	**772**
Total revenues	427,577	221,310	440,773	165,921	5,939	-34,200	**1,227,320**
EBITDA	126,770	36,513	89,479	18,837	-14,962		**256,637**
EBIT	96,234	16,788	60,899	11,072	-18,443		**166,550**
Total investments	45,579	14,475	48,139	39,971	2,360		**150,524**
Capital employed	661,911	492,462	1,099,097	470,453	11,915		**2,735,838**
Employees	5,302	2,422	3,972	2,430	170		**14,296**

1) The Investments and Other segment includes holding company costs

Balance Sheet

in TEUR	30.6.2008	31.12.2007
ASSETS		
Intangible assets	784,315	764,160
Property, plant and equipment	2,044,460	1,945,827
Investment property	26,946	26,511
Investments in associates	161,961	150,002
Other financial assets	26,401	29,253
Deferred tax assets	45,854	45,379
Non-current assets	**3,089,937**	**2,961,132**
Inventories	740,749	669,761
Trade receivables	327,088	211,006
Other current receivables	113,196	105,757
Securities and other financial assets	135,252	88,830
Cash and cash at bank	146,734	293,373
Current assets	**1,463,019**	**1,368,727**
Total Assets	**4,552,956**	**4,329,859**
EQUITY AND LIABILITIES		
Issued capital	83,948	83,948
Share premium	829,408	829,408
Hybrid bond	492,896	492,896
Retained earnings	1,367,067	1,407,720
Treasury stock	-40,697	-31,379
Translation reserve	-145,165	-135,877
Minority interest	30,918	25,993
Equity	**2,618,375**	**2,672,709**
Employee-related provisions	71,799	76,210
Provisions for deferred taxes	135,946	125,045
Other non-current provisions	68,442	64,653
Long-term financial liabilities	988,538	819,092
Other non-current liabilities	46,808	45,685
Non-current provisions and liabilities	**1,311,533**	**1,130,685**
Other current provisions	58,751	47,513
Short-term financial liabilities	164,460	129,871
Trade payables	208,438	186,405
Other current liabilities	191,399	162,676
Current provisions and liabilities	**623,048**	**526,465**
Total Equity and Liabilities	**4,552,956**	**4,329,859**

Changes in Equity Statement

in TEUR		2008			2007	
	Group	Minority interest	Total	Group	Minority interest	Total
Balance on 1.1.	**2,646,716**	**25,993**	**2,672,709**	**1,564,007**	**27,436**	**1,591,443**
Net profit/minority interest	96,777	1,860	98,637	137,518	2,594	140,112
Dividend payments/hybrid bond coupon	-152,609	-687	-153,296	-94,923	-788	-95,711
Foreign exchange adjustment	-11,196	1,583	-9,613	-6,730	336	-6,394
Foreign exchange adjustment to investments in associates	1,908	0	1,908	-293	0	-293
Hedging reserves	14,401	2	14,403	12,924	21	12,945
Capital increase/decrease	0	2,000	2,000	492,911	0	492,911
Increase/decrease in minority interest	0	167	167	0	0	0
Increase/decrease in treasury stock	-9,318	0	-9,318	-4,096	0	-4,096
Expenses from stock option plans	997	0	997	1,359	0	1,359
Other changes	-219	0	-219	-3,053	0	-3,053
Balance on 30.6.	**2,587,457**	**30,918**	**2,618,375**	**2,099,624**	**29,599**	**2,129,223**

Cash Flow Statement

in TEUR	1-6/2008	1-6/2007
Profit before tax	117,983	171,646
Depreciation and amortization	99,611	90,087
Non-recurring write-downs related to restructuring	3,569	0
Write-ups of fixed and financial assets	0	-83
Increase/decrease in long-term provisions	6,339	13,897
Income from associates	-9,956	-13,996
Income/loss from the disposal of fixed and financial assets	-1,420	-539
Interest result	19,971	22,339
Interest paid	-49,144	-46,909
Interest received	24,024	17,480
Income taxes paid	-6,654	-20,422
Gross cash flow	**204,323**	**233,500**
Increase/decrease in inventories	-60,720	-36,934
Increase/decrease in trade receivables	-107,087	-109,192
Increase/decrease in trade payables	15,884	-6,384
Increase/decrease in other net current assets	16,129	36,823
Changes in non-cash items resulting from foreign exchange translation	13,507	-102
Cash flow from operating activities	**82,036**	**117,711**
Proceeds from the sale of assets	15,670	3,230
Purchase of property, plant and equipment and intangible assets	-161,469	-128,643
Payments made for investments in financial assets	-7,053	-136,882
Increase/decrease in securities and other financial assets	-10,542	13,126
Net payments made for the acquisition of companies	-92,367	-21,881
Net proceeds from the sale of companies	0	0
Cash flow from investing activities	**-255,761**	**-271,050**
Increase/decrease in long-term financial liabilities	147,720	113,693
Increase/decrease in short-term financial liabilities	39,738	-319,632
Dividends paid by Wienerberger AG	-120,109	-94,923
Hybrid coupons paid	-32,500	0
Dividends paid to minority shareholders and other changes in minority capital	1,342	-788
Dividend payments from associates	0	3,087
Capital increase Wienerberger AG (hybrid bond)	0	492,911
Cash inflows from exercise of stock options	0	6,243
Purchase of treasury stock	-9,318	-13,392
Cash flow from financing activities	**26,873**	**187,199**
Change in cash and cash at bank	**-146,852**	**33,860**
Effects of exchange rate fluctuations on cash held	213	-160
Cash and cash at bank at the beginning of the period	293,373	193,531
Cash and cash at bank at the end of the period	**146,734**	**227,231**

Notes to the Interim Financial Statements

Basis of Preparation

The interim report as of June 30, 2008 was prepared in accordance with the principles set forth in International Financial Reporting Standards, Guidelines for Interim Reporting (IAS 34). The accounting and valuation methods in effect on December 31, 2007 remain unchanged. For additional information on the accounting and valuation principles, see the financial statements as of December 31, 2007, which form the basis for these interim financial statements.

Wienerberger manages its business on a regional basis, which gives local operating management responsibility for all products within a country. Segment reporting reflects the regional focus of the Wienerberger Group.

Consolidation Range

The consolidated financial statements include all major Austrian and foreign companies in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. Joint venture companies of the Schlagmann and Bramac Groups are consolidated on a proportional basis at 50%. The clay paver producer Bockhorner Klinker in Germany as well as IGM Backa Nova in Serbia, which was acquired at the end of 2007, were fully consolidated as of January 1, 2008. As of January 11, 2008 Wienerberger acquired a 74% stake in Sandtoft, the third largest producer of clay roof tiles in Great Britain and initially consolidated the company as of this date. This stake was acquired in exchange for a cash payment, while the remaining shares can be sold to Wienerberger through the exercise of a put option that was granted to the sellers. This option is included under non-current financial liabilities, and the related minority interests in earnings are therefore reported under interest expense.

The brick activities of Wienerberger in India were included in the consolidated financial statements for the first time through the initial consolidation of Wienerberger Brick Industry Private Limited at the beginning of the reporting year. During the reporting period Wienerberger Statybine Keramika, which was initially consolidated as of June 1, 2008, purchased land in preparation for the construction of the first plant in Lithuania.

The comparable prior year period from January 1, 2007 to June 30, 2007 did not include the Dutch building materials company Bos en Vermeer B.V. (consolidated as of July 1, 2007), Baggeridge PLC in Great Britain and Korevaar in the Netherlands (both consolidated as of July 1, 2007) as well as Arriscraft International (consolidated as of July 20, 2007), the Italian brick company RIL Laterizi S.p.a. (consolidated as of December 1, 2007) and Salzburger Ziegelwerk GmbH & Co KG (acquired as of December 31, 2007). Moreover, the comparable prior year period only included Briqueterie Bar Frères (consolidated as of April 1, 2007) for three months. Changes in the consolidation range increased revenues by TEUR 92,215 and EBITDA by TEUR 11,324 for the period from January 1, 2008 to June 30, 2008.

Seasonality

The sales volumes recorded by Wienerberger during the first and last months are lower than at mid-year due to the negative impact of the weather on construction activity. These seasonal fluctuations are demonstrated by data from the first or fourth quarters of the year, which generally lie below results for the second and third quarters.

Wienerberger Hybrid Bond

On February 9, 2008 Wienerberger AG paid a TEUR 32,500 coupon for the hybrid bond that was issued in 2007. The hybrid bond is reported as a component of equity, while the coupon payment is shown as part of the use of earnings on the changes in equity statement. The issue costs and discount were deducted from retained earnings. The proportional share of accrued coupon for the first six months of 2008 equaled TEUR 16,161; this amount was reflected in the calculation of earnings per share, and led to a reduction of EUR 0.19 in earnings per share.

Notes to the Income Statement

Group revenues rose by 3% over the comparable prior year period to TEUR 1,263,642. Operating profit before depreciation and amortization (EBITDA) totaled TEUR 235,591, which is 8% below the comparable prior year value of TEUR 256,637. The number of shares outstanding as of June 30, 2008 was 83,947,689. Treasury stock totaled 1,113,603 as of the balance sheet date, and was deducted in the calculation of earnings per share. The weighted average number of shares outstanding from January 1, 2008 to June 30, 2008 was 82,956,567.

Notes to the Cash Flow Statement

Gross cash flow of TEUR 204,323 for the first six months was 12% less than the comparable prior year figure, which was influenced by non-recurring income of TEUR 10,007 from the sale of securities. Cash outflows of TEUR 253,836 for investments and acquisitions include TEUR 49,889 of maintenance, replacement and rationalization investments (maintenance capex) and TEUR 203,947 of acquisitions and the construction or expansion of plants (growth investments).

Notes to the Balance Sheet

Maintenance capex and growth investments for the first six months of 2008 increased non-current assets by TEUR 249,245. Net debt rose by TEUR 32,500 to TEUR 871,013, above all due to the payment of the TEUR 32,500 hybrid coupon in February, a dividend of TEUR 120,109 in May and investments of TEUR 304,253. Negative, non-recognized currency translation adjustments of TEUR 7,705 for the first six months of 2008 were generated primarily in the USA and Great Britain, and were partly offset by positive differences from Poland and the Czech Republic. The hedging reserve increased TEUR 14,403; TEUR -247 of changes in the market value of available-for-sale securities were recognized directly in equity. During the period from March 4 to March 28, 2008 Wienerberger repurchased 300,000 shares of its stock for TEUR 9,318 to service the stock option plan. Profit after tax for the first half-year increased equity by TEUR 98,637.

In December 2006, the German cartel authorities carried out searches at the offices of all major clay roof tile producers located in Germany. These investigations were conducted in connection with suspected agreements in restraint of competition, and also involved Koramic Dachprodukte GmbH & Co KG, a 100% subsidiary of Wienerberger AG in Germany. Wienerberger has reasons to believe that the cartel authorities will issue a decision during the second half of 2008. A provision was not created during the reporting period because the possible outcome of the proceedings and the potential impact cannot be estimated at this time.

Statement by the Managing Board

The Managing Board of Wienerberger AG hereby declares to the best of its knowledge and belief that this unaudited interim financial statements for the first six months of 2008 provide a true and fair view of the asset, financial and earnings position of the group in agreement with International Financial Reporting Standards (IFRSs), as adopted by the EU.

The Managing Board of Wienerberger AG
Vienna, August 19, 2008

W. Reithofer H. Scheuch W. Van Riet J. Windisch

Wienerberger Markets in Europe


13
2
1
3
Poland
Estonia
2
1
1
Russia
Finland
2
1
1
Sweden
1
Norway
21
11
8
1
Germany
4
Denmark
10
1
3
6
Netherlands
14
4
Great Britain
9
6
2
Belgium
4
3
4
France
Switzerland
2
2
10
8
3
Czech Republic
Slovakia
3
2
1
8
5
1
3
Austria
3
2
1
Romania
Bulgaria
1
1
Macedonia
1
6
Italy
2
2
Slovenia
2
3
1
Croatia
Serbia
1
1
13
6
2
Hungary
Market positions
Hollow and/or facing bricks
Clay roof tiles
Joint ventures
Bramac concrete roof tiles (50%)
and Tondach Gleinstätten clay roof tiles (25%)
Number of plants
Hollow bricks
Facing bricks
Roofing Systems
Pavers
3
2
1
1
Markets with plant sites
Export markets

Financial Calendar

August 19, 2008	Results for the First Six Months of 2008: Press and Analysts Conference in Vienna
August 20, 2008	Results for the First Six Months of 2008: Analysts Conference in London
November 12, 2008	Third Quarter Results for 2008
November 20/21 2008	Capital Markets Day 2008
February 12, 2009	Preliminary Results for 2008
March 24, 2009	2008 Final Results: Press and Analysts Conference in Vienna
March 25, 2009	2008 Final Results: Analysts Conference in London
May 6, 2009	First Quarter Results for 2009
May 14, 2009	140th Annual General Meeting in the Austria Center Vienna
August 18, 2009	Results for the First Six Months of 2009: Press and Analysts Conference in Vienna
August 19, 2009	Results for the First Six Months of 2009: Analysts Conference in London
November 6, 2009	Third Quarter Results for 2009

Information on the Company and the Wienerberger Share

Investor Relations Officer	Barbara Braunöck
Shareholders' Telephone	+43 (1) 601 92-463
E-Mail	communication@wienerberger.com
Internet	www.wienerberger.com
Vienna Stock Exchange	WIE
Reuters	WBSV.VI
Thomson Financial	WIE-VI
Bloomberg	WIE AV
Datastream	O: WNBA
ADR Level 1	WBRBY
ISIN	AT0000831706

Wienerberger Online Annual Report 2007
http://annualreport.wienerberger.com

The Report on the First Six Months of 2008 is available in German and English.

Plant Sites and Market Positions

Wienerberger is the only multinational producer of bricks and roof tiles, with a total of 256 plants in 26 countries and 5 export markets. We focus on our core areas of expertise and work steadily to strengthen our geographic portfolio. In this way, we are able to offset fluctuations on individual markets. We don't want to be everywhere – our objective is to develop strong positions in the markets in which we are present. This includes further expansion in the east as well as optimization in the west.

Wienerberger Markets in North America


1 2 Wyoming
1 Montana
1 Ontario
2 Michigan
1 3 Indiana
1 Illinois
Wisconsin
Quebec 1
Ohio
New York
Pennsylvania
New Jersey
Delaware
Maryland 1
Virginia 2 4
Nebraska
West Virginia
North Carolina 2 1 4
South Carolina 3
Georgia 2
Florida
1 Utah
1 Oklahoma
1 Arkansas
1 1 5 Colorado
2 Mississippi
3 2 6 Tennessee
Kentucky 2 1 3
Alabama 1
Status August 2008
Market positions
1 Facing bricks
Number of sites
Facing bricks
Concrete products
Distribution outlets
3 2 1



END